UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                        Overseas Shipholding Group, Inc.
                                (Name of Issuer)

                      Common Stock, par value $1 per share
                         (Title of Class of Securities)

                                   690368 10 5
                                 (CUSIP Number)

                             Michael Mayberry, Esq.
                                 277 Park Avenue
                               New York, NY 10172
                            Tel. No.: (212) 207-2898
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 12, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

         Check the following box if a fee is being paid with the statement [_].


                               Page 1 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mary Ann Fribourg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

                  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
NUMBER OF                       7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                            -0-
  OWNED                         ------------------------------------------------
 BY EACH                        8       SHARED VOTING POWER
REPORTING
  PERSON                                2,105,741
   WITH                         ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,105,741
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,105,741
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------


                               Page 2 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Paul Fribourg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

                  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
NUMBER OF                       7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                            -0-
  OWNED                         ------------------------------------------------
 BY EACH                        8       SHARED VOTING POWER
REPORTING
  PERSON                                2,105,741
   WITH                         ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,105,741
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,105,741
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------


                               Page 3 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Morton I. Sosland
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

                  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
NUMBER OF                       7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                            -0-
  OWNED                         ------------------------------------------------
 BY EACH                        8       SHARED VOTING POWER
REPORTING
  PERSON                                2,105,741
   WITH                         ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,105,741
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,105,741
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------


                               Page 4 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Fribourg Enterprises, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

                  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
NUMBER OF                       7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                            2,105,741
  OWNED                         ------------------------------------------------
 BY EACH                        8       SHARED VOTING POWER
REPORTING
  PERSON                                -0-
   WITH                         ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        2,105,741
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,105,741
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------


                               Page 5 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Fribourg Grandchildren Family L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

                  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
NUMBER OF                       7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                            2,105,741
  OWNED                         ------------------------------------------------
 BY EACH                        8       SHARED VOTING POWER
REPORTING
  PERSON                                -0-
   WITH                         ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        2,105,741
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,105,741
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------


                               Page 6 of 10 Pages

         This Amendment No. 7 to the Statement on Schedule 13D, dated March 12, 1992, filed by Fribourg Enterprises L.P., a Delaware limited partnership ("Fribourg Enterprises"), relating to the common stock, par value $1 per share, of Overseas Shipholding Group, Inc. (the "OSG Common Stock"), a Delaware corporation ("OSG"), and as amended by Amendment No. 1, dated April 19, 1993, Amendment No. 2, dated December 3, 1996, Amendment No. 3, dated July 29, 1997, Amendment No. 4, dated April 29, 2002, Amendment No. 5, dated November 7, 2003 and Amendment No. 6, dated November 11, 2003 (as so amended, the "Statement"), amends the Statement in the following respects only:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item No. 5 is amended and restated in its entirety as follows:

         a. With respect to each of the above entities and individuals, the 2,105,741 shares of OSG Common Stock that are beneficially owned constitutes approximately 5.90% of the issued and outstanding shares of OSG Common Stock.

         b. Each of the above entities have sole voting and dispositive power with respect to the 2,105,741 shares and each of the above individuals have shared voting and dispositive power with respect to the 2,105,741 shares.

         c. Fribourg Grandchildren Family L.P. sold shares of OSG Common Stock in open market transactions on the New York Stock Exchange as follows:

   DATE                    NUMBER OF SHARES             PRICE PER SHARE
   ----                    ----------------             ---------------

11/10/2003                      10,000                      28.5378
11/11/2003                      10,000                      28.2500
11/13/2003                      10,000                      28.3464
11/17/2003                      10,000                      27.0679
11/18/2004                      10,000                      27.8800
11/19/2003                      10,000                      28.3500
11/19/2003                      10,000                      28.5000
11/21/2003                       5,000                      28.0916
11/21/2003                       5,000                      28.1186
11/24/2003                      10,000                      28.2540
11/24/2003                      10,000                      28.5000
11/25/2003                      10,000                      28.6003
11/25/2003                      10,000                      28.9838
11/26/2003                      10,000                      29.0000
 12/1/2003                      10,000                      27.9762
 12/2/2003                      10,000                      28.7378
 12/2/2003                      10,000                      29.0000
 12/3/2003                      10,000                      29.0463
 12/3/2003                      10,000                      29.1617
 12/4/2003                      10,000                      29.4733
 12/4/2003                      10,000                      29.5000
 12/4/2003                      10,000                      29.7838


                               Page 7 of 10 Pages

   DATE                    NUMBER OF SHARES             PRICE PER SHARE
   ----                    ----------------             ---------------

 12/5/2003                      10,000                      30.2565
 12/5/2003                      10,000                      30.2506
12/19/2003                       7,500                      33.3339
12/22/2003                       7,500                      33.6625
12/23/2003                       7,500                      34.2707
12/24/2003                       7,500                      34.5881
12/26/2003                       7,500                      34.3855
12/29/2003                       7,500                      35.1079
12/30/2003                       7,500                      34.8833
12/31/2003                       7,500                      34.4793
 1/2/2004                        7,500                      34.1247
 1/5/2004                        7,500                      34.7840
 1/6/2004                        7,500                      34.4865
 1/7/2004                        7,500                      34.9625
 1/8/2004                        7,500                      35.3280
 1/9/2004                        7,500                      34.8153
 1/12/2004                       7,500                      34.8077


         d. Under the terms of the Amended and Restated Agreement of Limited Partnership of Fribourg Grandchildren Family L.P., Fribourg Enterprises, LLC, the heirs of Michel Fribourg, and various trusts of the descendants of Michel Fribourg, have distribution rights with respect to the income of the partnership.

         e.       Not applicable.


                               Page 8 of 10 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 12, 2004

                                 FRIBOURG GRANDCHILDREN FAMILY L.P.


                                 By:  Fribourg Enterprises, LLC, general partner


                                 By:  /s/ Mary Ann Fribourg
                                      -----------------------------------------
                                      Mary Ann Fribourg as
                                      Trustee U/D/T dated 5/31/57 f/b/o Robert
                                      Fribourg, a Managing Member


                                 By:  /s/ Paul Fribourg
                                      -----------------------------------------
                                      Paul Fribourg as
                                      Trustee U/D/T dated 5/31/57 f/b/o Robert
                                      Fribourg, a Managing Member


                                 By:  /s/ Morton I. Sosland
                                      -----------------------------------------
                                      Morton I. Sosland as
                                      Trustee U/D/T dated 5/31/57 f/b/o Robert
                                      Fribourg, a Managing Member


                                 FRIBOURG ENTERPRISES, LLC


                                 By:  /s/ Mary Ann Fribourg
                                      -----------------------------------------
                                      Mary Ann Fribourg as
                                      Trustee U/D/T dated 5/31/57 f/b/o Robert
                                      Fribourg, a Managing Member


                                 By:  /s/ Paul Fribourg
                                      -----------------------------------------
                                      Paul Fribourg as
                                      Trustee U/D/T dated 5/31/57 f/b/o Robert
                                      Fribourg, a Managing Member


                               Page 9 of 10 Pages

                                 By:  /s/ Morton I. Sosland
                                      -----------------------------------------
                                      Morton I. Sosland as
                                      Trustee U/D/T dated 5/31/57 f/b/o Robert
                                      Fribourg, a Managing Member



                               Page 10 of 10 Pages